July 20, 2017

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Urban Outfitters, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2017
Filed April 3, 2017
File No. 000-22754

Dear Mr. Parker:

As our outside securities counsel has discussed with Mr. Lo today, we respectfully request an extension of time to respond to the comment in your letter dated July 19, 2017 with respect to the Staff’s review of the Form 10-K referenced above.

We are requesting this extension to allow us additional time to carefully consider the item mentioned in the Staff’s comment letter. As indicated to Mr. Lo, we intend to provide our response on or before August 17, 2017.

Thank you for your consideration.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer